SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 16)(1)

                          Ridgefield Acquisition Corp.
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)

                                   765816 10 3
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                                 (CUSIP Number)

                                Steven N. Bronson
                           10 South Street, Suite 202
                          Ridgefield, Connecticut 06877
                                 (203) 894-9755

                                 with a copy to:

                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2003
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note: Schedules filed in paper format shall include a signed original and ficopies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                         (Continued on following pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  765816 10 3
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         STEVEN N. BRONSON
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         NA
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF               7.      SOLE VOTING POWER
SHARES                          801,747
BENEFICIALLY            ------------------------------------------------------
OWNED BY                8.      SHARED VOTING POWER
EACH                            0
REPORTING               ------------------------------------------------------
PERSON                  9.      SOLE DISPOSITIVE POWER
WITH                            801,747
                        ------------------------------------------------------
                        10.     SHARED DISPOSITIVE POWER
                                0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         801,747
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [X]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         75.8%
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14.      TYPE OF REPORTING PERSON

         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  765816 10 3                SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.10 par value per share (the "Common Stock") of Ridgefield Acquisition Corp., a Colorado corporation, with its principal offices located at 10 South Street, Suite 202, Ridgefield, Connecticut 06877 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background.

          (a) This Amendment No. 16 to Schedule 13D is filed on behalf of Steven
     N. Bronson to correct a typographical error on items 7, 9 and 11 of the cover page to amendment number 15.

          (b) Mr. Bronson's business address is 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

          (c) Mr. Bronson is the Chairman and President of the Issuer. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

          (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Bronson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 21, 2003 the Board of Directors of the Issuer issued to Steven N. Bronson, an option to purchase 150,000 shares of common stock at $1.65 per share. Such option is exercisable for a period of 5 years. The option was issued to Mr. Bronson as consideration for his services to the Issuer as Chairman and President of the Issuer.

Item 4.  Purpose of Transaction.

     See Item 3, above.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 801,747 shares of the Issuer's Common Stock, representing approximately 75.8% of the total shares of Common Stock deemed outstanding. Mr. Bronson owns of record 556,747 shares of Common Stock, as to which he possesses sole voting and disposition power. Additionally, Mr. Bronson owns (a) an option to purchase 95,000 shares of Common Stock at an exercise price of $1.125 per share and such option expires on June 24, 2003 and (b) an option to purchase 150,000 shares of Common Stock at an exercise price of $1.65 per share and such option expires on March 20, 2008.

     Mr. Bronson's wife, Kimberly Bronson, owns, an aggregate of 33,500 shares of Common Stock and with respect to such shares, Mr. Bronson expressly disclaims any beneficial ownership.

     (c) On February 15, 2003 options held by Mr. Bronson to acquire 25,000 shares of common stock of the Issuer at a purchase price of $1.25 per share expired.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 27, 2003

                                                 /s/ Steven N. Bronson
                                                 --------------------------
                                                 (Signature)

                                                 Steven N. Bronson
                                                 --------------------------
                                                 (Name/Title)


Attention:  Intentional  misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).